EXHIBIT 12.1

THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS

TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months Ended March		Year Ended December
$ in millions	2015		2014		2013		2012		2011		2010
Net earnings	$2,844		$ 8,477		$ 8,040		$ 7,475		$ 4,442		$ 8,354

Add:
Provision for taxes	1,090		3,880		3,697		3,732		1,727		4,538

Portion of rents representative of an interest factor	21		103		108		125		159		169

Interest expense on all indebtedness	1,176		5,557		6,668		7,501		7,982		6,806
Pre-tax earnings, as adjusted	$5,131		$18,017		$18,513		$18,833		$14,310		$19,867
Fixed charges [1]:
Portion of rents representative of an interest factor	$ 21		$ 103		$ 108		$ 125		$ 159		$ 169

Interest expense on all indebtedness	1,179		5,569		6,672		7,509		7,987		6,810
Total fixed charges	$1,200		$ 5,672		$ 6,780		$ 7,634		$ 8,146		$ 6,979
Preferred stock dividend requirements	133		583		458		274		2,683		989
Total combined fixed charges and preferred stock dividends	$1,333		$ 6,255		$ 7,238		$ 7,908		$10,829		$ 7,968
Ratio of earnings to fixed charges	4.28	x	3.18	x	2.73	x	2.47	x	1.76	x	2.85	x
Ratio of earnings to combined fixed charges and preferred stock dividends	3.85	x	2.88	x	2.56	x	2.38	x	1.32	x	2.49	x

1.

Fixed charges include capitalized interest of $3 million for the three months ended March 2015, $12 million for 2014, $4 million for 2013, $8 million for 2012, $5 million for 2011 and $4 million for 2010.